FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Burden	Stephen	J.		Isonics Corporation				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	c/o Isonics Corporation, 5906 McIntyre Street						March 7, 2003		Vice President—Seminconductor Materials

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One
	Golden	CO	80403						Reporting Person

	(City)	(State)	(Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Stock													99,582		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Stock Options		$1.4375												4/26/99	4/26/04

	Stock Options		$1.7010												2/1/97	2/1/07

	Stock Options		$1.10												1/4/99	1/1/04

	Stock Options		$1.06												11/13/01	11/13/11

	Stock Options		$1.13												3/28/02	3/28/07

	Stock Options		$0.90		04/07/03		04/07/03		A	V		40,000			04/04/03	04/04/13

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	21,458				21,458		D

	Common Stock	71,429				71,429		D		Note 1

	Common Stock	100,000				100,000		D		Note 2

	Common Stock	100,000				100,000		D		Note 3 and 4

	Common Stock	9,000				9,000		D		Note 3 and 5

	Common Stock	40,000				40,000		D		Note 3 and 6

Explanation of Responses:

Note 1: A grant of 71,429 incentive stock options, such as options vesting on the following schedule: 20% of total options vesting on January 1, 1998; and an additional 5% of total options vesting after each successive three-month period of employment from January 2, 1998 through January 1, 2002.

Note 2: A grant of 100,000 incentive stock options, such options vesting at a rate of 20,000 shares immediately on the grant date, and thereafter at 5,000 shares per fiscal quarter.

Note 3: This transaction is exempt from 16(a) reporting requirements pursuant to Rule 16b-3(d).

Note 4: 20,000 shares vest on November 13, 2001 and 20,000 shares vest on November 13th of each of the years 2002, 2003, 2004, and 2005. The grant of options was subject to acceptance by the reporting person. The resporting person accepted the options on December 14, 2001.

Note 5: Options granted by resolution of the Compensation Committee of the Board of Directors as consideration for salary deferral. The grant of the options is subject to acceptance by the reporting person by no later than April 30, 2002, which acceptance was received.

Note 6: Options granted by resolution of the Compensation Committee of the Board of Directors pursuant to the 1996 Executives' Equity Incentive Plan. The grant of the options is subject to acceptance by the reporting person, which acceptance was received on April 7, 2003.

/s/ Stephen J. Burden	04/07/03
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002